March 21, 2005

Mr. David R. Humphrey
Accounting Branch Chief

Re:      American Skiing Company
         Supplemental response letter dated February 18, 2005 regarding the Annual Report on Form 10-K (fiscal year ended July 25, 2004) and Quarterly Report on Form 10-Q (quarter ended October 24, 2004) File No. 1-13507

Dear Mr. Humphrey:

Thank you for your most recent letter regarding our above-referenced filings. We have reviewed your correspondence of March 7, 2005 and our responses are set forth below.

FORM 10-K (Fiscal Year Ended July 25, 2004)

Selected Quarterly Operating Results, page 37

     1. Refer to your response to prior comment 1. We note that you refer to the Series C-1 Preferred Stock as a "participating" security on the face of your balance sheet (page F-3). However, the narrative description of these securities (page F-23) does not appear to make reference to this feature. In future filings, please fully describe the features of this stock including the specific terms of participation or supplementally advise us where such description is included in the footnotes.

     Response

     The Company will describe the features of the Series C-1 Preferred Stock including the specific terms of participation in our future filings.

Financial Statements

Note 15. Business Segment Information, pages F-29

     2. Refer to your response to prior comment 5. As previously stated, in order to be eligible for aggregation, similar operating segments must have similar economic characteristics and aggregation must be consistent with the objectives and principles of the standard. You have not addressed the regulatory environments of each of the resorts. Your response should be detailed and specific and should address, but should not be limited to the specifics of the agreement with local authorities relating to the Canyons resort. Further, while we agree that there may be circumstances where entities qualify for aggregation even though their current year results may have differed somewhat, we would expect these differences to be attributable to temporary factors - such as a temporary problem with a key supplier. We would also expect that an historical convergence of the performance indicators had already happened. In reviewing your schedules for the most three fiscal years, it appears to us that additional information about certain resorts, such as Steamboat and the Canyons, would add significantly to the reader's understanding of your financial results and prospects. As aggregation of all resorts does not appear to be consistent with the objectives of the statement, it appears that you should revise accordingly in future filings or advise.

     Response

     The regulatory environments of our resorts do have similarities. As stated on page 14 of our 2004 Form 10-K, "We are subject to a wide variety of federal, state, and local laws and regulations relating to land use and development and to environmental compliance and permitting obligations, including those related to the use, storage, discharge, emission, and disposal of hazardous materials." Three of our resorts, Attitash, Mount Snow, and Steamboat, lease ski terrain land from the United States Forest Service under special use permits. Killington leases ski terrain land from the State of Vermont. Sunday River leases ski terrain from third parties. The Canyons leases ski terrain from third parties and the State of Utah. We own the ski terrain land at Sugarloaf, and lease land from the local municipality for our golf course operations at that resort. While some of the lessors at our resorts are different, we believe that the rules and regulations related to land development, usage, access, and environmental compliance are similar in nature. Development activities at all of our resorts our governed by permits issued through local authorities, whose rules, regulations, and permit processes are similar. Although The Canyons is not currently in compliance with certain terms of its development agreement, we believe that such non-compliance is not likely to adversely impact our ski operations or The Canyons comparability to our other resorts.

     As stated in our last letter, we believe that our resorts exhibit similar long-term financial performance prospects. The Canyons margins continue to come in line with those of the other resorts, which is what we expected to happen. Differences in results between resorts are affected heavily by weather conditions. These conditions can differ significantly from resort to resort and from season to season. Obviously, weather is a factor that that we cannot control. For example, snowfall, temperature, and wind conditions at any one of our resorts for any given year may be greater or less than average for an extended period of time. However, given similar weather conditions among our resorts, we expect operating margins to be similar.

     We have previously discussed that the criteria listed in paragraphs 17a through 17e of FAS 131 are similar among all of our resorts. As such, we still believe that it continues to be appropriate to aggregate all of our resort operations into one segment and believe our disclosures to be consistent with the objectives and principles of FAS 131.

Other

The Company acknowledges the following:

   |X| The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   |X| Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   |X| The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We appreciate the Commission's comments with respect to these matters. The following officers of the Company are available to discuss any questions the Commission may have regarding these responses or any future filings: (a) with respect to legal matters, Foster Stewart, Senior Vice President and General Counsel, (207) 773-7934, and (b) with respect to accounting matters Helen E. Wallace, Senior Vice President and Chief Financial Officer, (435) 615-0360. We would be happy to discuss any questions you may have through further correspondence or through telephone discussions.

                                            Sincerely,





/s/ Foster Stewart                                  /s/ Helen E. Wallace
----------------------------------                  ----------------------------
Foster Stewart                                      Helen E. Wallace
Senior Vice President and                           Senior Vice President and
General Counsel                                     Chief Financial Officer